UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued by GlaxoSmithKline plc (LSE/NYSE: GSK): Thursday 22 August 2019, London UK

ViiV Healthcare reports positive phase III study results of investigational, long-acting, injectable HIV-treatment regimen administered every two months
ATLAS-2M study met its primary endpoint, showing similar efficacy of cabotegravir and rilpivirine administered every eight weeks compared to four-week administration

London, 22 August 2019 - ViiV Healthcare, the global specialist HIV company majority owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, today announced positive headline results from its global phase III ATLAS-2M study of the investigational, long-acting, injectable, 2-drug regimen (2DR) of ViiV Healthcare's cabotegravir and Janssen's rilpivirine for the treatment of HIV. The study was designed to demonstrate the non-inferior antiviral activity and safety of long-acting cabotegravir and rilpivirine administered every eight weeks (two months) compared to every four weeks (monthly) over a 48-week treatment period in adults living with HIV-1 infection whose viral load is suppressed and who are not resistant to cabotegravir or rilpivirine.

The study met its primary endpoint, showing that the long-acting regimen of cabotegravir and rilpivirine, injected every two months, was non-inferior to cabotegravir and rilpivirine administered every month at Week 48. Non-inferiority was assessed by comparison of the proportions of participants with plasma HIV-RNA ≥ 50 copies per milliliter (c/mL) using the FDA Snapshot algorithm at Week 48 (Intent-to-Treat Exposed [ITTE] population). Overall safety, virologic response and drug resistance results for the every-two-months injectable regimen were consistent with results from the phase III ATLAS study.

Kimberly Smith, M.D., Head of Research & Development at ViiV Healthcare, said: "We are excited to report that for the first time since the AIDS epidemic started more than 30 years ago, our ATLAS-2M study has demonstrated that it is possible to maintain suppression of the HIV virus with an injectable regimen containing two drugs administered every two months. This is further progress in our efforts to reduce the number of medicines a person living with HIV must take while also reducing the frequency of treatments. The ATLAS-2M study results mean that people living with HIV could maintain viral suppression with six total treatments per year, instead of a daily oral treatment 365 times per year. Approval of this regimen would mark a significant change in the HIV treatment paradigm."

Detailed results from the ATLAS-2M study will be presented at an upcoming scientific meeting.

This investigational, long-acting, injectable regimen is being co-developed as a collaboration with Janssen Sciences Ireland UC and has been submitted to regulatory authorities in the United States, Canada and Europe. A Priority Review Designation for the once-monthly injectable regimen was granted by the FDA with an expected action date of December 29, 2019.

About ATLAS-2M (NCT03299049)
The ATLAS-2M study is a phase III, randomised, open-label, active-controlled, multicentre, parallel-group, non-inferiority study designed to assess the non-inferior antiviral activity and safety of long-acting cabotegravir and rilpivirine administered every eight weeks compared to long-acting cabotegravir and rilpivirine administered every four weeks over a 48-week treatment period in 1,045 adults living with HIV-1.P0F[1]P Subjects were required to be virally suppressed for six months or greater, on first or second regimen, with no prior failure. The primary outcome measure for the study is the proportion of participants with HIV-RNA ≥ 50 c/mL at Week 48 using the FDA Snapshot algorithm (Intent-to-Treat Exposed [ITT-E] population).

ATLAS-2M is part of ViiV Healthcare's extensive and innovative clinical trial programme for 2-drug regimens. The study is being conducted at research centres in Australia, Argentina, Canada, France, Germany, Italy, Mexico, Russia, South Africa, South Korea, Spain, Sweden and the United States.

For further information please see 34TUhttps://clinicaltrials.gov/ct2/show/NCT03299049U34T.

About cabotegravir
Cabotegravir is an investigational integrase inhibitor (INI) and is not approved by regulatory authorities anywhere in the world. Cabotegravir is being developed by ViiV Healthcare for the treatment and prevention of HIV. It is being evaluated as a long-acting formulation for intramuscular injection and also as a once-daily oral tablet for use as a lead-in, to establish the tolerability of cabotegravir prior to long-acting injection.

About rilpivirine long-acting
Rilpivirine long-acting is an investigational, prolonged-release suspension for intramuscular injection being developed by Janssen Sciences Ireland UC and is not approved by regulatory authorities anywhere in the world.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline and commitment, please visit 34Twww.viivhealthcare.com34T.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit 34Twww.gsk.com34T.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

ViiV Healthcare Media enquiries:	Melinda Stubbee	+1 919 491 0831
	Patricia O'Connor	+44 (0) 20 8047 5982
	Audrey Abernathy	+1 919 605 4521

GSK Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502
Analyst/Investor enquiries:	Kristen Neese Sarah Elton-Farr	+1 804 217 8147 +44 (0) 20 8047 5194
	Danielle Smith James Dodwell	+44 (0) 20 8047 0932 +44 (0) 20 8047 2406
	Jeff McLaughlin	+1 215 751 7002

References

[1] Study evaluating the efficacy, safety, and tolerability of long-acting cabotegravir plus long-acting rilpivirine administered every 8 weeks in virologically suppressed HIV-1-infected adults. Available at: https://clinicaltrials.gov/ct2/show/NCT03299049. Last accessed 22 August 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: August 22, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc